SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

                        Commission file number 333-58295

                       INDIANA UNITED BANCORP 401 (K) PLAN
                            (Full title of the plan)

                             INDIANA UNITED BANCORP
          (Name of issuer of the securities held pursuant to the plan)

                               201 North Broadway
                            Greensburg, Indiana 47240
                     (Address of principal executive office)

                             INDIANA UNITED BANCORP
                                   401 K PLAN
                                    FORM 11-K
                                December 31, 2000


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this report to be signed on their behalf by the undersign, there unto duly authorized.


                                           INDIANA UNITED BANCORP 401 (K) PLAN

                                           /s/ Donald A. Benziger
Date:  June 28, 2001                       ------------------------------------
                                           Donald A. Benziger
                                           Senior Vice President & Chief
                                           Financial Officer
                                           Indiana United Bancorp

                       INDIANA UNITED BANCORP 401(K) PLAN


                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS ..........................................   1


FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .....................   2

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ...........   3

    NOTES TO FINANCIAL STATEMENTS .......................................   4


SUPPLEMENTAL INFORMATION

    SCHEDULE  H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) .....   8

                 [LETTERHEAD OF CROWE, CHIZEK AND COMPANY LLP]

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
Indiana United Bancorp 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Indiana United Bancorp 401(k) Plan as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ Crowe, Chizek and Company LLP

                                                   Crowe, Chizek and Company LLP

South Bend, Indiana
April 26, 2001

                       INDIANA UNITED BANCORP 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999


                                          2000            1999
                                          ----           ----
ASSETS
    Investments (Notes 2 and 4)       $10,623,911     $ 8,396,663

    Receivables
        Employer contribution             136,817         110,491
        Income                                 --          21,236
                                      -----------     -----------
                                          136,817         131,727

    Cash and cash equivalents             364,589         752,494
                                      -----------     -----------


NET ASSETS AVAILABLE FOR BENEFITS     $11,125,317     $ 9,280,884
                                      ===========     ===========


                 See accompanying notes to financial statements.

                       INDIANA UNITED BANCORP 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Years ended December 31, 2000

Additions to net assets attributed to:
    Investment income
        Net appreciation in fair value of investments (Note 4)     $ (1,289,287)
        Interest and dividends                                          325,970
                                                                   ------------
                                                                       (963,317)

    Contributions
        Employer                                                        480,486
        Participants                                                    617,549
        Rollovers                                                         7,214
                                                                   ------------
                                                                      1,105,249

           Total additions                                              141,932

Deductions from net assets attributed to:
    Benefits paid to participants                                       859,459
                                                                   ------------


Net decrease prior to plan transfers                                   (717,527)

    Plan transfers                                                    2,561,960
                                                                   ------------


Net increase                                                          1,844,433

Net assets available for benefits
    Beginning of year                                                 9,280,884
                                                                   ------------

    End of year                                                    $ 11,125,317
                                                                   ============

                 See accompanying notes to financial statements.

                       INDIANA UNITED BANCORP 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Indiana United Bancorp 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan covering all employees of Indiana United Bancorp (the Company) who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute from 2% up to 8% of their pretax annual compensation to the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution retirement plans. The Company may, at the discretion of the Board of Directors, make a matching contribution to the Plan. The Company may also, at the discretion of the Board of Directors, make an additional employer contribution to the Plan. All contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's own contribution and their share of the Company's contributions. The allocation of the Company's contribution is based on compensation. Allocation of earnings is based on participants' account balances. The benefit to which a participant is entitled is that provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's liability for future matching contributions to the Plan.

Vesting: Participants are immediately vested in their own contributions and rollovers plus earnings thereon. All employer contributions in the Plan as of April 30, 1998 are fully vested as of that date. For amounts contributed after April 30, 1998, vesting in the Company's matching contribution and additional employer contribution portion of their accounts plus earnings thereon is based on years of service, as defined in the Plan, based on the following schedule:

                    Years
                     of                         Vesting
                   Service                    Percentage
                   -------                    ----------
                    0-2                            0%
                    3                             20%
                    4                             40%
                    5                             60%
                    6                             80%
                    7                            100%

                                   (Continued)

                 See accompanying notes to financial statements.

                       INDIANA UNITED BANCORP 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE 1 - DESCRIPTION OF PLAN (Continued)

A participant is entitled to 100% of his or her account balance upon retirement, death or disability. The non-vested portion of any terminated participants account will be forfeited and used by the Plan to reduce the amount of future employer contributions to the Plan. At December 31, 2000, accounts totaled $29,093. These amounts are available to reduce future employer contributions to the Plan.

Payment of Benefits: On termination of service, a participant will receive a lump sum amount equal to the value of his or her vested interest in their account. Balances are generally paid as a single lump-sum distribution.

Participant Loans: Participants may borrow from the Plan. The amount which can be borrowed is a maximum generally equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms generally range from 1-5 years. However, they may be as long as 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest payments are made through payroll deductions.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The company stock is valued at its quoted market price.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits: Benefits are recorded when paid.


NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                   (Continued)

                 See accompanying notes to financial statements.

                       INDIANA UNITED BANCORP 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE 4 - INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets.

                                                             December 31,
                                                           2000        1999
                                                           ----        ----
Federated Investors, Inc. Total Return Bond Fund,
  81,360 and 77,168 shares, respectively              $    845,335  $   771,680
Federated Investors, Inc. Stock Trust Fund,
  34,611 and 31,448 shares, respectively                 1,175,733    1,134,640
Federated Investors, Inc. Equity Income Fund,
  49,704 and 41,950 shares, respectively                   942,391      927,945
Federated Investors, Inc. Max-Cap Fund,
  42,286 and 34,910 shares, respectively                 1,131,570    1,044,166
Indiana United Bancorp common stock,
  317,475 and 212,814 shares respectively                4,702,755    3,990,269
Federated Capital Preservation Fund,
  114,323 and 71,923 shares, respectively                1,143,234      719,227

During 2000 the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $(1,289,287) as follows:

                                                    Year Ended
                                                 December 31, 2000

    Mutual Funds                                    $   (456,872)
    Common stock                                        (832,415)
                                                    ------------

                                                    $ (1,289,287)
                                                    ============


NOTE 5 - PARTY-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer and certain others. Certain professional fees related to the administration of the Plan were paid by the Company.

The Plan's investments in Indiana United Bancorp common stock qualify as party-in-interest investments.

                                   (Continued)

                 See accompanying notes to financial statements.

                       INDIANA UNITED BANCORP 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated October 19, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and continues to be operated in compliance with applicable provisions of the IRC.


NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Amounts allocated to these participants were $126,845 at December 31, 2000 and $-0- at December 31, 1999.


NOTE 8 - PLAN AMENDMENTS

During 2000, the Plan was amended to merge The First Affiliated Bancorp, Inc. Employees Savings Plan into the Plan. The assets of the First Affiliated Bancorp, Inc. Employees Savings Plan were transferred to the Plan during 2000. The Plan was also amended to retain some of the rights of the transferred employees from Capstone Bank and First Affiliated Bancorp. These rights primarily related to the preservation of protected benefits, rights and features associated with such amounts consistent with the provisions of Code Sections 401(a)(12) and 414(1).

                       INDIANA UNITED BANCORP 401(K) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000



Name of Plan Sponsor:             Indiana United Bancorp
                       ---------------------------------
Employer Identification Number:   35-1562245
                                ------------------------
Three-Digit Plan Number:          001
                          ------------------------------

                                               (c)
                                   Description of Investment
                                    Including Maturity Date,                          (e)
                  (b)               Rate of Interest, Par or           (d)          Current
  (a)      Identity of Issue            Maturity Value                 Cost          Value
           -----------------       -------------------------           ----         -------
         Federated Investors,      Total Return Bond Fund               **        $    845,335
           Inc.                    Investment with registered
                                     investment company,
                                     81,360 shares

         Federated Investors,      Stock Trust Fund                     **           1,175,733
           Inc.                    Investment with registered
                                     investment company,
                                     34,611 shares

         Federated Investors,      Equity Income Fund                   **             942,391
           Inc.                    Investment with registered
                                     investment company,
                                     49,704 shares

         Federated Investors,      Small Cap Strategies Fund            **             357,194
           Inc.                    Investment with registered
                                     investment company,
                                     21,701 shares

         Federated Investors,      Max Cap Fund                         **           1,131,570
           Inc.                    Investment with registered
                                     investment company,
                                     42,286 shares

         Federated Investors,      World Utility Fund                   **             185,875
           Inc.                    Investment with registered
                                     investment company,
                                     11,117 shares

   *     Indiana United            Common stock, 317,475 shares         **           4,702,755
         Bancorp

*    Denotes party-in-interest
**   Participant directed investments, cost basis not presented

                                       8

                       INDIANA UNITED BANCORP 401(K) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000



Name of Plan Sponsor:             Indiana United Bancorp
                       ---------------------------------
Employer Identification Number:   35-1562245
                                ------------------------
Three-Digit Plan Number:          001
                          ------------------------------

                                               (c)
                                   Description of Investment
                                    Including Maturity Date,                          (e)
                  (b)               Rate of Interest, Par or           (d)          Current
  (a)      Identity of Issue            Maturity Value                 Cost          Value
           -----------------       -------------------------           ----         -------

         Federated Investors,      Capital Preservation Fund
           Inc.                    Investment with registered
                               investment company
                                     114,323 shares                     **        $  1,143,234

         Federated Investors,      Growth Strategies Fund
           Inc.                    Investment with registered
                               investment company
                                     2,459 shares                       **              81,258

         Federated Investors,      International Equity Fund
           Inc.                    Investment with registered
                               investment company
                                     1,303 shares                       **              27,593

   *     Participant Loans         Loans to plan participants,                          30,973
                                                                                  ------------
                                     bearing interest at 8.75%

                                                                                  $ 10,623,911
                                                                                  ============


*    Denotes party-in-interest
**   Participant directed investments, cost basis not presented

                          [LETTERHEAD OF CROWE CHIZEK]

                        CONSENT OF INDEPENDENT AUDITORS




We consent to the incorporation by reference of our report dated April 26, 2001 on the Indiana United Bancorp 401 (k) Plan (the Plan) December 31, 2000 financial statements included in the Annual Report on Form 11-K of the Plan for the year then ended into the Registration Statement on Form S-8 (SEC File No. 333-58295) filed with the Securities and Exchange Commission for the Plan.






                                                /s/ Crowe Chizek and Company LLP

                                                   Crowe, Chizek and Company LLP


South Bend, Indiana
June 28, 2001